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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated December 28, 2012, relating to YUCHENG TECHNOLOGIES LIMITED ANNOUNCES COMPLETION OF BVI REGISTRATION OF MERGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: December 28, 2012	By:	/s/ Steve Dai
	Name: Title:	Steve Dai Chief Financial Officer

* Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                  Description

1. Press release dated December 28, 2012, relating to YUCHENG TECHNOLOGIES LIMITED ANNOUNCES COMPLETION OF BVI REGISTRATION OF MERGER

YUCHENG TECHNOLOGIES LIMITED ANNOUNCES COMPLETION OF BVI REGISTRATION OF MERGER

BEIJING, CHINA, December 28, 2012 – Yucheng Technologies Limited (NASDAQ: YTEC) (“Yucheng” or the “Company”), a leading provider of IT Solutions to the financial services industry in China, announced today that the Company completed the merger of New Sihitech Acquisition Limited with and into the Company (the “merger”) by completing the registration of the merger with the Registrar of Corporate Affairs of the British Virgin Islands. Following the completion of the merger, the Company will become a privately held company and the ordinary shares of the Company will no longer be traded on the NASDAQ Global Select Market.

Under the terms of the agreement and plan of merger, which was approved by the Company's shareholders at an extraordinary meeting held on December 27, 2012, each outstanding ordinary share of the Company, other than the Founder Shares and Rollover Shares (as defined in the Company’s proxy statement dated November 30, 2012) had been cancelled in exchange for the right to receive $3.90 per share in cash without interest and net of any applicable withholding taxes. In addition, each share of restricted stock under the Company’s 2006 Performance Equity Plan (other than shares of restricted stock granted to Mr. Weidong Hong, chairman of the board of directors and chief executive officer of the Company, and rollover shareholders who have waived their right to receive the merger consideration and continue to beneficially own their shares following the merger) was cancelled and converted into the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

The Company has engaged Continental Stock Transfer & Trust Company as its paying agent to process the payment of merger considerations to its shareholders. Shareholders of record will receive a letter of transmittal and instructions on how to surrender their shares in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their shares.

The Company also intends to promptly request that trading of its ordinary shares on the NASDAQ be suspended. The Company will request an application on Form 25 be filed with the SEC to remove the Company’s ordinary shares from listing on The NASDAQ Global Select Market. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company's obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010 and 2011. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of December 28, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in the Company’s interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai

Yucheng Technologies Limited

Tel: +86-10-5913-7889

Email: investors@yuchengtech.com

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